UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                         ASHLIN DEVELOPMENT CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                  0448414 10 1
                                 (CUSIP Number)

                                 JAMES A. BROWN
                       C/O ASHLIN DEVELOPMENT CORPORATION
                      4400 NORTH FEDERAL HIGHWAY, SUITE 210
                            BOCA RATON, FLORIDA 33431
                                 (561) 391-6196
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                                  March 3, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 7
CUSIP NO: 044814 10 1

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1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James A. Brown
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      [ ]
          (b)      [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    720,000
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       720,000
WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          720,000

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
*See disclosure in Item 4

Schedule 13D                                                         Page 3 of 7
CUSIP NO: 044814 10 1

ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.001 par value per share (the "Common Stock").

         1(b) Ashlin Development Corporation, 4400 North Federal Highway, Suite 210, Boca Raton, Florida 33431.

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)-(c)

                  James A. Brown is the Chief Executive Officer, Secretary and a director of the Issuer, 4400 North Federal Highway, Suite 210, Boca Raton, Florida 33431.

         2(d)-(e) None

         2(f)     Mr. Brown is a United States citizen.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable.

ITEM 4:  PURPOSE OF TRANSACTION

         This Schedule 13D is being filed by Mr. Brown to report his ownership of the Company's outstanding Common Stock. The shares reported in Item 5 below were received by Mr. Brown in two separate transactions.

         On August 13, 2003, an initial 100,000 shares of Common Stock of the Company were issued to Mr. Brown in consideration of this services as a director of the Company.

         On January 28, 2005, the U.S. Bankruptcy Court, Southern District of Florida, in Fort Lauderdale, Florida declared the Amended Plan of Reorganization of Ashlin Development Corporation, a Florida corporation (f/k/a Health & Nutrition Systems International, Inc.) (the "Company") effective. As a result, Mr. James A. Brown, the Company's Chief Executive Officer and the Chairman of the Board of its Board of Directors was issued 300,000 shares of common stock of the Company (the "Shares") in accordance with the terms of the Employment Agreement dated November 19, 2004, between the Company and Mr. Brown, which was subject to the effectiveness of the Plan (the "Employment Agreement"). The parties have agreed that the fair market value of the Shares as of the date of issuance is the closing price of the common stock on November 18, 2004 multiplied by the number of Shares (the "Issuance Value"). The Company has the right to repurchase the Shares at the Issuance Value if Mr. Brown leaves the Company or in the event he is terminated for cause, in each case prior to the expiration of the initial term of the Employment Agreement. The Company's right to repurchase the Shares shall terminate in the event of a change of control of the Company.

Schedule 13D                                                         Page 4 of 7
CUSIP NO: 044814 10 1

         On March 3, 2005, the Company entered into a letter agreement with Mr. James A. Brown, the Company's Chief Executive Officer and the Chairman of the Board of its Board of Directors (the "Letter Agreement"), pursuant to which the Company issued to Mr. Brown an additional 320,000 shares of common stock of the Company (the "Additional Shares") in consideration of Mr. Brown's continued services to the Company and in recognition of the Company's successful emergence from reorganization. In accordance with the terms of the Letter Agreement, the Company will have the right to repurchase the Additional Shares at the closing price of the common stock on March 3, 2005 if Mr. Brown leaves the Company or in the event he is terminated for cause, in each case prior to the expiration of the initial term of his employment agreement. The Company's right to repurchase the Additional Shares shall terminate in the event of a change of control of the Company.

         Mr. Brown does not have any other plans or proposals with respect to the Issuer, other than, as directors of the Issuer, to continue the operations of the Issuer in accordance with its current business plan. In addition, D'Amato has no other plans or proposals with respect to the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) and 5(b)

         According to the Issuer's most recent 10-Q, the Issuer had 3,832,813 shares of Common Stock outstanding as of September 30, 2004.

         Mr. Brown has sole voting power of 720,00 shares, and sole dispositive power of 720,00 shares beneficially owned by him.

         5(c) Except as described in item 4, above, no transactions concerning Issuer's securities have been effected by the Reporting Persons within the last 60 days.

         5(d) Not applicable.

         5(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed under Item 4, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons with respect to the securities of the Issuer.

Schedule 13D                                                         Page 5 of 7
CUSIP NO: 044814 10 1

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No.                       Description:
----     -----------------------------------------------------------------------

10.1 Employment Agreement dated November 19, 2004, between James A. Brown and the Company (incorporated herein by reference to Exhibit 3 to Exhibit 2.1 of the Form 8-K of the Company filed with the Commission on January 14, 2005).

10.2 Letter Agreement dated March 3, 2005, between James A. Brown and the Company (incorporated herein by reference to Exhibit 10.1 of The Form 8-K of the Company filed with the Commission on March 7, 2005).

Schedule 13D                                                         Page 6 of 7
CUSIP NO: 044814 10 1

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2005

Signature: /s/ JAMES A. BROWN
           --------------------------
Names:     James A. Brown, CEO
           --------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Schedule 13D                                                         Page 7 of 7
CUSIP NO: 044814 10 1

                                  EXHIBIT INDEX

No.                       Description:
---                       ------------

10.1 Employment Agreement dated November 19, 2004, between James A. Brown and the Company (incorporated herein by reference to Exhibit 3 to Exhibit 2.1 of the Form 8-K of the Company filed with the Commission on January 14, 2005).

10.2 Letter Agreement dated March 3, 2005, between James A. Brown and the Company (incorporated herein by reference to Exhibit 10.1 of The Form 8-K of the Company filed with the Commission on March 7, 2005).